UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements
Condensed consolidated interim balance sheets	4
Condensed consolidated interim statements of profit or loss	6
Condensed consolidated interim statements of changes in shareholder’s equity	7
Condensed consolidated interim statements of cash flows	8
Notes to the condensed consolidated interim financial statements	9

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	22,525	28,035
Short-term investments	194,514	181,374
Trade receivables	53,820	44,122
Recoverable taxes	5,898	6,499
Deferred commissions	1,449	1,005
Prepaid expenses	4,313	5,143
Derivative financial instruments	-	53
Other current assets	124	22
Total current assets	282,643	266,253

Non-current assets
Long-term investments	9,649	2,000
Trade receivables	12,639	7,415
Deferred tax assets	21,424	19,926
Prepaid expenses	95	155
Recoverable taxes	4,715	4,454
Deferred commissions	4,169	2,924
Other non-current assets	1,114	902
Right-of-use assets	2,204	3,277
Property and equipment, net	3,198	2,697
Intangible assets, net	31,309	30,024
Investments in joint venture	-	1,118
Total non-current assets	90,516	74,892
Total assets	373,159	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	37,726	39,728
Taxes payable	6,305	8,219
Lease liabilities	1,534	1,863
Deferred revenue	31,553	25,948
Derivative financial instruments	102	-
Accounts payable from acquisition of subsidiaries	33	-
Other current liabilities	1,243	1,486
Total current liabilities	78,496	77,244

Non-current liabilities
Accounts payable and accrued expenses	2,165	1,632
Taxes payable	206	-
Lease liabilities	1,284	2,233
Accounts payable from acquisition of subsidiaries	893	-
Deferred revenue	24,810	16,584
Deferred tax liabilities	2,653	2,668
Other non-current liabilities	439	452
Total non-current liabilities	32,450	23,569

EQUITY
Issued capital	19	18
Capital reserve	383,371	370,821
Other reserves	3,104	(486)
Accumulated losses	(124,326)	(130,060)
Equity attributable to VTEX’s shareholders	262,168	240,293
Non-controlling interests	45	39
Total shareholders’ equity	262,213	240,332
Total liabilities and equity	373,159	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of profit or loss

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Subscription revenue	53,897	47,544	158,244	132,078
Services revenue	2,099	3,084	6,941	8,718
Total revenue	55,996	50,628	165,185	140,796

Subscription cost	(11,642)	(11,395)	(35,023)	(32,948)
Services cost	(2,636)	(3,625)	(8,937)	(12,144)
Total cost	(14,278)	(15,020)	(43,960)	(45,092)
Gross profit	41,718	35,608	121,225	95,704

Operating expenses
General and administrative	(8,402)	(8,374)	(26,341)	(24,541)
Sales and marketing	(16,410)	(15,101)	(50,854)	(44,332)
Research and development	(13,366)	(15,508)	(40,330)	(45,772)
Other losses	(668)	(99)	(723)	(1,364)
Income (loss) from operations	2,872	(3,474)	2,977	(20,305)

Financial income	7,359	8,974	26,803	25,573
Financial expense	(7,959)	(7,896)	(28,006)	(22,925)
Financial result, net	(600)	1,078	(1,203)	2,648

Equity results	-	281	2	989

Income (loss) before income tax	2,272	(2,115)	1,776	(16,668)

Income tax
Current	98	(50)	(83)	(2,317)
Deferred	874	(214)	4,026	2,068
Total income tax	972	(264)	3,943	(249)

Net income (loss) for the period	3,244	(2,379)	5,719	(16,917)

Attributable to controlling shareholders	3,245	(2,374)	5,734	(16,913)
Non-controlling interest	(1)	(5)	(15)	(4)

Earnings (loss) per share
Basic earnings (loss) per share	0.018	(0.013)	0.031	(0.090)
Diluted earnings (loss) per share	0.017	(0.013)	0.030	(0.090)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677
Net loss for the period	-	-	-	(16,913)	(16,913)	(4)	(16,917)
Other comprehensive income (loss)	-	-	2,015	-	2,015	-	2,015
Total comprehensive loss for the period	-	-	2,015	(16,913)	(14,898)	(4)	(14,902)
Transactions with owners of the Company
Exercise of stock options	-	632	-	-	632	-	632
Share repurchase program	-	(25,053)	-	-	(25,053)	-	(25,053)
Share-based compensation	-	10,866	-	-	10,866	-	10,866
Transactions with non-controlling interests	-	-	-	-	-	42	42
Total transactions with owners of the Company	-	(13,555)	-	-	(13,555)	42	(13,513)
At September 30, 2023	19	377,330	2,142	(133,286)	246,205	57	246,262

At January 1, 2024	18	370,821	(486)	(130,060)	240,293	39	240,332
Net income for the period	-	-	-	5,734	5,734	(15)	5,719
Other comprehensive income (loss)	-	-	3,590	-	3,590	-	3,590
Total comprehensive loss for the period	-	-	3,590	5,734	9,324	(15)	9,309
Transactions with owners of the Company
Issue of common shares	1	-	-	-	1	-	1
Exercise of stock options	-	3,725	-	-	3,725	-	3,725
Share-based compensation	-	8,825	-	-	8,825	-	8,825
Transactions with non-controlling interests	-	-	-	-	-	21	21
Total transactions with owners of the Company	1	12,550	-	-	12,551	21	12,572
At September 30, 2024	19	383,371	3,104	(124,326)	262,168	45	262,213

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2024	September 30, 2023

Net income (loss) for the period	5,719	(16,917)
Adjustments for:
Depreciation and amortization	3,329	3,799
Deferred income tax	(4,026)	(2,068)
Loss on disposal of rights of use, property, equipment, and intangible assets	114	614
Expected credit losses from trade receivables	775	1,093
Share-based compensation	11,111	12,280
Provision for payroll taxes (share-based compensation)	1,520	2,117
Adjustment of hyperinflation	6,428	10,221
Equity results	(2)	(989)
Accrued interest	(12,605)	(9,875)
Fair value gains	(2,166)	(7,863)
Others and foreign exchange, net	9,508	2,559
Change in operating assets and liabilities
Trade receivables	(19,143)	(6,781)
Recoverable taxes	(1,611)	(108)
Prepaid expenses	668	206
Other assets	(462)	(25)
Accounts payable and accrued expenses	(2,275)	(958)
Taxes payable	1,056	415
Deferred revenue	17,931	5,450
Other liabilities	110	1,175
Cash provided by (used in) operating activities	15,979	(5,655)
Income tax paid	(1,482)	233
Net cash provided by (used in) operating activities	14,497	(5,422)
Cash flows from investing activities
Dividends received from joint venture	-	1,138
Proceeds from disposal of Joint Venture	1,026	-
Purchase of short and long-term investment	(116,802)	(112,350)
Redemption of short-term investment	105,377	139,458
Interest and dividends received from short-term investments	591	1,941
Acquisition of subsidiaries net of cash acquired	(2,920)	-
Acquisitions of property and equipment	(1,691)	(252)
Derivative financial instruments	(3,558)	359
Net cash provided by (used in) investing activities	(17,977)	30,294
Cash flows from financing activities
Changes in restricted cash	-	1,660
Proceeds from the exercise of stock options	3,725	632
Net-settlement of share-based payment	(2,806)	(1,618)
Buyback of shares	-	(25,053)
Payment of loans and financing	(71)	(1,238)
Interest paid	-	(5)
Principal elements of lease payments	(1,249)	(1,152)
Lease interest paid	(284)	(440)
Net cash used in financing activities	(685)	(27,214)
Net decrease in cash and cash equivalents	(4,165)	(2,342)
Cash and cash equivalents, beginning of the period	28,035	24,394
Effect of exchange rate changes	(1,345)	(751)
Cash and cash equivalents, end of the period	22,525	21,301

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	344	85
Unpaid amount related to business combinations	926	-
Transactions with non-controlling interests	21	42

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The Company’s shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	September 30, 2024	December 31, 2023	September 30, 2023
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
WENI Tecnologia da Informacao LTDA. (“WENI”) (i)	Brazil	Subsidiary	Technology Services	100	-	-
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	97.73	98.68	98.86
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. ("VTEX ESP")	Spain	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

(i) In August 2024, VTEX completed the acquisition of Weni Tecnologia da Informacao LTDA., a Brazilian privately held company specializing in communication automation solutions and chatbots (Refer to Note 3).

The Group previously owned VT Comercio, a joint venture ("JV") formed in July 2019 with a 50% participation. On August 30, 2023, the Company announced the termination of the JV, and the dissolution terms were finalized in May 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

a. Basis for preparation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of VTEX Group for the three-month period ended September 30, 2024, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 7) and the adoption of new and amended standards as set out below.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“USD” or “US$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b. New standards, interpretations, and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

c. Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2023. No retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Business combinations

3.1 Acquisition of Weni

On August 29, 2024, VTEX completed the acquisition of Weni, a Brazilian privately held company specializing in communication automation solutions and chatbots. The purchase price includes an initial cash consideration of US$3 million, as well as a long-term fixed installment of US$0.9 million.

The acquisition agreement features potential additional consideration, which may be payable based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period.

The table below represents the preliminary purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values as of August 29, 2024. The fair values assigned to assets acquired and liabilities assumed are based on management’s best estimates and assumptions as of the reporting date.

Fair value of net tangible assets and liabilities:
Cash and cash equivalents	97
Trade receivables	1,425
Other current and non-current assets	54
Property and equipment	44
Accounts payable	(1,093)
Other current and non-current liabilities	(630)
Fair value of identifiable intangible assets:
Customer relationship	851
Software	202

Goodwill	2,975
Total purchase price	3,925

3.2 Accounts payable from acquisition of subsidiaries

The breakdown of accounts payable from acquisition of subsidiary is as follows:

September 30, 2024
Fixed installment - cash	33
Current	33

Fixed installment - cash	893
Non-current	893

Total	926

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3.3 Changes in balance payable from acquisition of subsidiaries

2024
Opening balance on January 1	-
Addition due to acquisition - installments	3,925
Payments of principal/finance charges - installments	(3,016)
Accrued interest and others	8
Exchange differences	9
Closing balance on September 30	926

4
Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	September 30, 2024	December 31, 2023
Cash and cash bank deposits	17,468	24,962
Time deposits, investment funds and others	5,057	3,073
Total	22,525	28,035

5
Short and long-term investments

	September 30, 2024	December 31, 2023
Financial assets measured at fair value	162,234	95,293
Financial assets measured at amortized cost	41,929	88,081
Short and long-term investments	204,163	183,374

Current	194,514	181,374
Non-current	9,649	2,000

5.1 Financial investments measured at fair value

The following table shows the changes in the balances:

2024
Opening balance on January 1	95,293
Additions	65,443
Redemption	(9,192)
Accrued dividend	524
Fair value gains (losses)	7,418
Reclassification	3,790
Exchange differences	(1,042)
Closing balance on September 30	162,234

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5.2 Financial investments measured at amortized cost

The following table shows the changes in the balances:

2024
Opening balance on January 1	88,081
Additions	51,359
Redemption	(96,185)
Accrued interest	11,491
Fair value losses, net	(1,535)
Reclassification	(3,790)
Exchange differences	(7,492)
Closing balance on September 30	41,929

6
Trade receivables

Trade receivables are as follows:

	September 30, 2024	December 31, 2023
Trade receivables	67,391	52,446
Expected credit losses	(932)	(909)
Total trade receivables	66,459	51,537

Current	53,820	44,122
Non-current	12,639	7,415

The changes in expected credit losses for trade receivables are as follows:

2024
Opening balance on January 1	(909)
Addition, net	(775)
Addition from acquisition of subsidiaries	(25)
Write-off	701
Exchange differences	76
Closing balance on September 30	(932)

The trade receivables by maturity are distributed as follows:

	September 30, 2024	December 31, 2023
Current	63,807	49,201
Overdue:
From 1 to 30 days	2,124	1,810
From 31 to 60 days	274	244
From 61 to 90 days	172	227
From 91 to 120 days	223	272
From 121 to 300 days	791	692
Total	67,391	52,446

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Current and deferred tax

7.1 Deferred tax assets

The balance comprises temporary differences attributable to:

	September 30, 2024	December 31, 2023
Loss allowances for financial assets	336	339
Bonus provision	1,341	2,271
Lease	314	396
Share-based compensation (i)	2,759	3,064
Tax loss (ii)	13,657	11,916
Others (iii)	3,017	1,940
Total deferred tax assets	21,424	19,926

(i) Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.

(ii) Mainly related to losses from previous periods. Tax loss carry forwards are expected to be offset in the foreseeable future.

(iii) Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to usual book-to-tax temporary differences such as provision for sales commissions and suppliers and unrealized foreign exchange variation.

7.2 Deferred tax liabilities

The balance comprises temporary differences attributable to:

	September 30, 2024	December 31, 2023
Acquisition of subsidiaries	920	1,136
Temporary differences	1,733	1,499
Others	-	33
Total deferred tax liabilities	2,653	2,668

7.3 Income Tax expense

Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Current tax
Current tax on profits for the period	98	(50)	(83)	(2,317)
	98	(50)	(83)	(2,317)
Deferred income tax
Decrease (increase) in deferred tax	874	(214)	4,026	2,068
	874	(214)	4,026	2,068

Income tax	972	(264)	3,943	(249)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

8.1 Amounts recognized in the balance sheets

The balance sheets show the following amounts related to leases:

	September 30, 2024	December 31, 2023
Right-of-use assets
Office buildings	2,204	3,277
Total	2,204	3,277

	September 30, 2024	December 31, 2023
Lease liabilities
Current	1,534	1,863
Non-current	1,284	2,233
Total	2,818	4,096

The following table shows the changes in the right-of-use asset and lease liabilities:

2024
Right-of-use assets
Opening balance on January 1	3,277
New lease agreements	252
Remeasurement	112
Depreciation	(1,148)
Hyperinflation adjustment	6
Exchange differences	(295)
Closing balance on September 30	2,204

2024
Lease liabilities
Opening balance on January 1	4,096
New lease agreements	252
Remeasurement	92
Interest added	286
Principal elements of lease payments	(1,249)
Interest payment	(284)
Exchange differences	(375)
Closing balance on September 30	2,818

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8.2 Amounts recognized in the statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Depreciation charge of office buildings	384	371	1,148	1,117
Interest expense (included in financial expense)	84	139	286	441
Total	468	510	1,434	1,558

9
Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	September 30, 2024	December 31, 2023
Leasehold improvements	2,305	2,560
Machinery and equipment	39	43
Furniture and fixture	568	606
Computer and peripherals	4,330	3,192
Accumulated depreciation	(4,044)	(3,704)
Property and equipment, net	3,198	2,697

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	September 30, 2024	December 31, 2023
Software	4,376	4,649
Trademark	211	238
Intellectual property	2,609	2,962
Customer contracts	10,226	9,490
Goodwill	23,707	21,832
Others	503	566
Accumulated amortization	(10,323)	(9,713)
Intangible assets, net	31,309	30,024

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	September 30, 2024	December 31, 2023
Trade payables	15,796	14,829
Social charges	6,151	7,428
Profit-sharing	10,706	13,147
Provision for vacation and benefits	7,128	5,935
Others	110	21
Total	39,891	41,360

Current	37,726	39,728
Non-current	2,165	1,632

12
Taxes payable

The breakdown of taxes payable is as follows:

	September 30, 2024	December 31, 2023
Income tax payable	390	2,147
Other taxes payable	6,121	6,072
Total	6,511	8,219

Current	6,305	8,219
Non-current	206	-

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable losses by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	September 30, 2024	December 31, 2023
Civil	82	48
Labor	15	10
Tax	199	170
Total	296	228

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	September 30, 2024	December 31, 2023
Civil	153	114
Labor	200	176
Tax	1,115	1,067
Total	1,468	1,357

14
Shareholders’ equity

14.1 Issued capital

The total share capital is as follows:

	September 30, 2024	December 31, 2023
Number of ordinary nominative shares	185,524,145	184,027,008
Par value	0.0001	0.0001
Total issued capital	19	18

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Subscriptions	59,347	51,718	173,982	144,571
Taxes on subscriptions	(5,450)	(4,174)	(15,738)	(12,493)
Subscription revenue	53,897	47,544	158,244	132,078

Services provided	2,233	3,235	7,317	9,133
Taxes on services	(134)	(151)	(376)	(415)
Services revenue	2,099	3,084	6,941	8,718

Total revenue	55,996	50,628	165,185	140,796

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following tables contain the earnings (loss) per share of the Group for the three and nine-month periods ended September 30, 2024 and 2023:

	Three months ended		Nine months ended
Basic earnings (loss) per share	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Income (loss) attributable to the stockholders of the Group	3,245	(2,374)	5,734	(16,914)
Weighted average number of outstanding common shares (thousands)	185,268	186,024	184,801	187,106
Basic earnings (loss) per share	0.018	(0.013)	0.031	(0.090)

	Three months ended		Nine months ended
Diluted earnings (loss) per share	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Income (loss) attributable to the stockholders of the Group	3,245	(2,374)	5,734	(16,914)
Weighted average number of outstanding common shares (thousands)	192,339	186,024	192,339	187,106
Diluted earnings (loss) per share	0.017	(0.013)	0.030	(0.090)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Financial result, net

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Interest and dividend earned on bank deposits and financial investments	2,095	4,820	12,605	9,875
Foreign exchange gains	1,281	1,114	4,507	5,288
Gains from fair value of financial instruments (i)	-	1,176	156	1,905
Gains from short and long-term investments	3,870	1,791	8,689	8,340
Other financial income	113	73	846	165
Financial income	7,359	8,974	26,803	25,573

Foreign exchange losses	(4,562)	(1,655)	(13,734)	(9,395)
Losses from fair value of financial instruments (i)	(1,508)	(317)	(3,873)	(962)
Interest on loans	-	-	-	(4)
Interest on lease liabilities	(84)	(139)	(286)	(441)
Losses from short and long-term investments	(720)	(237)	(2,806)	(1,412)
Adjustment of hyperinflation	(643)	(5,361)	(6,428)	(10,221)
Other financial expenses	(442)	(187)	(879)	(490)
Financial expense	(7,959)	(7,896)	(28,006)	(22,925)

Financial result, net	(600)	1,078	(1,203)	2,648

(i) Refers to gain and losses on change in the fair value of hedge instruments (Refer to note 19.1)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18
Share-based compensation

18.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2024	9,896	4.17	3.86	1.44
Granted	131	7.25	-	3.42
Forfeit	(382)	4.40	-	1.19
Exercised (i)	(574)	2.57	-	0.64
At September 30, 2024	9,071	4.29	3.20	1.53
Stock options exercisable as of September 30, 2024	5,754	4.53	2.79	1.12

(i) The number of stock-options withheld for tax purposes was 40,203 shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine-month period ended September 30, 2024:

●
Target Asset Price – US$ 7.20 per share (December 31, 2023 – US$ 5.12 per share)
●
Risk-Free Interest Rate – 4.50% (December 31, 2023 – 4.39%)
●
Volatility – 56.07% (December 31, 2023 – 56.99%)
●
Expected dividend: None

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2024	3,720	6.32
Granted	1,373	6.73
Forfeit	(414)	6.33
Settled (i)	(1,257)	6.21
At September 30, 2024	3,422	6.52

(i) The number of RSUs withheld for tax purposes was 312,628 shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the nine-month period ended September 30, 2024, there was US$12,125 (US$16,669 on December 31, 2023) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.71 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the nine-month period ended September 30, 2024, was US$12,136 (for the nine-month period ended September 30, 2023: US$12,068 ). For the nine-month period ended September 30, 2024, the Group recorded in the capital reserve the amount of US$8,515 (for the nine-month period ended September 30, 2023: US$10,725).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at September 30, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$13,860 (US$13,847 on December 31, 2023) considering the stock price as of September 30, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18.2 Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2024	8.42	14.81	4.35	6.17
Granted	-	-	-	-
Forfeit	(8.42)	13.08	-	5.49
Exercised	-	-	-	-
At September 30, 2024	-	-	-	-
Stock options exercisable as of September 30, 2024	-	-	-	-

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - Future CDI, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2024	240.89	6.49
Granted	-	-
Forfeit	(0.50)	7.51
Settled (i)	(82.45)	5.60
At September 30, 2024	157.94	5.86

(i) The number of RSUs withheld for tax purposes was 9,472 shares.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

For the nine-month period ended September 30, 2024, there was US$283 (US$773 on December 31, 2023) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.22 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the nine-month period ended September 30, 2024, was US$494 (for the nine-month period ended September 30, 2023: US$2,330 ). For the nine-month period ended September 30, 2024, the Group recorded in the capital reserve the amount of US$310 (for the nine-month period ended September 30, 2023: US$141).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at September 30, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$107 (US$184 on December 31, 2023) considering the stock price as of September 30, 2024.

18.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Subscription cost	(67)	(90)	(145)	(196)
Services cost	(123)	(105)	(456)	(349)
General and administrative	(1,723)	(1,497)	(6,302)	(4,919)
Sales and marketing	(1,091)	(967)	(3,076)	(3,336)
Research and development	(1,232)	(1,934)	(2,652)	(5,598)
Total	(4,236)	(4,593)	(12,631)	(14,398)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

19
Financial Instruments

19.1 Financial instruments by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

(i) Financial instruments valued at amortized cost

The Group has the following financial instruments valued at amortized cost:

	September 30, 2024	December 31, 2023
Financial assets:
Cash and cash equivalents	22,525	28,035
Short-term investments	41,929	88,081
Trade receivables	66,459	51,537
Total	130,913	167,653

Financial liabilities:
Trade payables	15,796	14,829
Lease liabilities	2,818	4,096
Accounts payable from acquisition of subsidiaries	926	-
Total	19,540	18,925

(ii) Financial instruments valued at fair value through profit or loss

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	September 30, 2024	December 31, 2023
Financial assets:
Short and long-term investments	162,234	95,293
Derivative financial instruments	-	53
Total	162,234	95,346

	Carrying amount
	September 30, 2024	December 31, 2023
Financial liabilities:
Derivative financial instruments	102	-
Total	102	-

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

For the nine-month period ended on September 30, 2024, the Group had derivative financial instruments designed as a hedge of foreign currency risk in Argentina. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The notional value is US$12,000 and the last maturity is due December 2024.

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net gain (loss) on financial instruments	(1,508)	859	(3,717)	943

The following amounts were recognized in profit or loss in relation to short and long-term investments:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net gain on short and long-term investments	3,150	1,554	7,418	6,928

a. Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value.

	September 30, 2024
	Level 1	Level 2	Level 3
Assets
Short-term investments	152,585	-	-
Long-term investments	-	-	9,649

Liabilities
Derivative financial instruments	-	102	-

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	-	-
Long-term investments	-	-	2,000
Derivative financial instruments	-	53	-

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the first semester of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Fair value measurements using significant unobservable inputs (level 3)

VTEX holds strategic investments in privately held equity securities of unquoted companies specializing in conversational commerce solutions and AI-driven platforms for data analytics and automation. The estimation of fair value for these investments requires the use of significant unobservable inputs, and as a result, the Company classified them as Level 3 within the fair value measurement framework. The valuation method is based on information available, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.

The following table presents the changes in level 3 items for the period ended on September 30, 2024:

Investment in unquoted companies
At January 1, 2024	2,000
Additions	6,024
Fair value adjustments	1,625
At September 30, 2024	9,649

b. Fair value of other financial instruments at amortized cost

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at September 30, 2024, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at September 30, 2024:

	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	9,034	6,898	20,872	21,443
Total	9,034	6,898	20,872	21,443

19.2 Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close cooperation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2024 and 2023 included elsewhere in this document.

Overview

VTEX is the composable and complete commerce platform for premier brands and retailers. VTEX delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. Our platform is designed to be the operating system for the commerce ecosystem to orchestrate complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers’ conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors’ products, and optimize their product delivery process, among many other capabilities.

With over 20 years of experience in digital commerce, VTEX has been a leader in accelerating the commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 86.5% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by 2.6 thousand customers with 3.5 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. In 2024, our company is achieving several recognitions and acknowledgments. In the first quarter of 2024, VTEX was the exclusive vendor recognized as a Customers’ Choice in the 2024 Gartner® Voice of the Customer for Digital Commerce. According to the report, 98% of VTEX customers expressed their willingness to recommend the ecommerce platform to their peers. Additionally in February 2024, we were recognized as the top leader in the IDC MarketScape Worldwide B2C Digital Commerce Platforms for Midmarket Growth Vendor Assessment study. Rated the highest out of 25 vendors, we stood out for our comprehensive solutions and strategic focus on B2C excellence. In the second quarter of 2024, VTEX has been named a Leader for the first time in the IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth 2024 Vendor Assessment, being recognized for providing comprehensive, unified commerce solutions, including B2B, B2C, B2X, omnichannel, experiential commerce, and marketplaces.

We offer access to our platform on a subscription basis, which accounted for 96.3% of our revenue for the three-month period ended September 30, 2024, compared to 93.9% of our revenue in the same period of 2023. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended September 30, 2024, our GMV increased to US$4.4 billion from US$4.0 billion in the same period of 2023, representing an increase of 9.5% in USD and 17.1% on an FX neutral basis. In the same period, our subscription revenue increased to US$53.9 million from US$47.5 million, representing an increase of 13.4% in USD and 21.9% on an FX neutral basis.

In the three-month period ended September 30, 2024, our total revenue, which includes subscription and services revenue, increased to US$56.0 million from US$50.6 million in the same period of 2023, representing an increase of 10.6% in USD and 18.7% on an FX neutral basis.

Key metric — Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	4,380.2	3,999.3	12,854.7	11,141.5
GMV growth FX neutral (%)	17.1%	27.8%	18.8%	23.2%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

(in US$ millions)	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024

Subscription revenue	36.5	42.7	39.8	44.8	47.5	58.2	50.4	54.0	53.9
Services revenue	2.2	2.8	2.5	3.1	3.1	2.5	2.3	2.6	2.1
Total revenue	38.8	45.5	42.3	47.9	50.6	60.7	52.6	56.5	56.0
Subscription cost	(9.8)	(11.5)	(10.4)	(11.2)	(11.4)	(12.5)	(11.5)	(11.8)	(11.6)
Services cost	(2.9)	(3.1)	(4.2)	(4.4)	(3.6)	(3.4)	(3.2)	(3.1)	(2.6)
Total cost	(12.6)	(14.6)	(14.6)	(15.5)	(15.0)	(15.9)	(14.8)	(14.9)	(14.3)
Gross profit	26.1	30.9	27.7	32.4	35.6	44.9	37.9	41.6	41.7
Operating expenses
General and administrative	(6.9)	(7.1)	(7.9)	(8.2)	(8.4)	(9.1)	(9.2)	(8.8)	(8.4)
Sales and marketing	(16.2)	(12.4)	(14.8)	(14.4)	(15.1)	(15.1)	(17.2)	(17.3)	(16.4)
Research and development	(13.8)	(14.1)	(14.0)	(16.3)	(15.5)	(14.3)	(12.7)	(14.2)	(13.4)
Other income (losses)	(0.5)	(0.4)	(0.8)	(0.5)	(0.1)	(0.6)	(0.4)	0.3	(0.7)
Income (loss) from operation	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7	2.9
Financial result, net	(0.2)	2.7	1.5	0.1	1.1	0.4	(3.4)	2.8	(0.6)
Equity results	0.3	0.3	0.3	0.4	0.3	0.0	0.0	(0.0)	(0.0)
Income (loss) before income tax	(11.2)	0.0	(7.9)	(6.6)	(2.1)	6.1	(5.0)	4.5	2.3
Income tax	(0.3)	(0.3)	(0.0)	0.0	(0.3)	(2.9)	2.5	0.5	1.0
Net income (loss) for the period	(11.5)	(0.3)	(7.9)	(6.6)	(2.4)	3.2	(2.5)	4.9	3.2
Earnings (loss) per share
Basic and diluted earnings (loss) per share US$	(0.06)	(0.00)	(0.04)	(0.04)	(0.01)	0.02	(0.01)	0.03	0.02

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(25.2)%	(25.3)%	(24.6)%	(23.3)%	(22.5)%	(20.5)%	(21.9)%	(20.9)%	(20.8)%
Services cost	(7.4)%	(6.8)%	(9.9)%	(9.1)%	(7.2)%	(5.6)%	(6.1)%	(5.4)%	(4.7)%
Total cost	(32.6)%	(32.1)%	(34.4)%	(32.4)%	(29.7)%	(26.1)%	(28.0)%	(26.4)%	(25.5)%
Gross profit	67.4%	67.9%	65.6%	67.6%	70.3%	73.9%	72.0%	73.6%	74.5%
Operating expenses
General and administrative	(17.9)%	(15.5)%	(18.7)%	(17.2)%	(16.5)%	(15.0)%	(17.4)%	(15.5)%	(15)%
Sales and marketing	(41.7)%	(27.3)%	(35.0)%	(30.2)%	(29.8)%	(24.9)%	(32.7)%	(30.5)%	(29.3)%
Research and development	(35.6)%	(30.9)%	(33.0)%	(34.0)%	(30.6)%	(23.6)%	(24.2)%	(25.2)%	(23.9)%
Other income (losses)	(1.3)%	(0.9)%	(1.8)%	(1.1)%	(0.2)%	(0.9)%	(0.7)%	0.6%	(1.2)%
Income (loss) from operation	(29.1)%	(6.7)%	(23.0)%	(14.9)%	(6.9)%	9.4%	(3.0)%	3.0%	5.1%
Financial result, net	(0.5)%	5.9%	3.4%	0.2%	2.1%	0.6%	(6.4)%	4.9%	(1.1)%
Equity results	0.7%	0.8%	0.8%	0.8%	0.6%	0.0%	0.0%	(0.0)%	0.0%
Income (loss) before income tax	(28.9)%	0.1%	(18.7)%	(13.9)%	(4.2)%	10.0%	(9.4)%	7.9%	4.1%
Income tax	(0.9)%	(0.8)%	(0)%	0.1%	(0.5)%	(4.7)%	4.8%	0.8%	1.7%
Net income (loss) for the period	(29.8)%	(0.7)%	(18.8)%	(13.8)%	(4.7)%	5.3%	(4.7)%	8.7%	5.8%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024

Income (loss) from operation	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7	2.9
Share-based compensation expense	4.8	4.6	5.1	4.7	4.6	5.3	4.1	4.3	4.2
Amortization related to acquisitions	0.5	0.5	0.5	0.8	0.6	0.6	0.5	0.4	0.4
Earn out expenses related to acquisition	-	-	-	-	-	-	-	-	0.2
Non-GAAP Income (loss) from operation	(6.0)	2.1	(4.1)	(1.5)	1.7	11.6	3.0	6.4	7.7

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 3.7% of our revenue for the three-month period ended September 30, 2024, compared to 6.1% in the same period of 2023. For the nine-month period ended on September 30, 2024, the consulting services revenue accounted for 4.2% of our revenue, compared to 6.2% in the same period of 2023.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical consolidated operations results

Comparison of results of operations for the three and nine-month periods ended September 30, 2024 and 2023

The following table sets forth our condensed consolidated interim income statements for the three and nine-month periods ended September 30, 2024 and 2023. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Subscription revenue	53,897	47,544	158,244	132,078
Services revenue	2,099	3,084	6,941	8,718
Total revenue	55,996	50,628	165,185	140,796
Subscription cost (1)	(11,642)	(11,395)	(35,023)	(32,948)
Service cost (1)	(2,636)	(3,625)	(8,937)	(12,144)
Total cost	(14,278)	(15,020)	(43,960)	(45,092)
Gross profit	41,718	35,608	121,225	95,704
Operating expenses
General and administrative (1) (3)	(8,402)	(8,374)	(26,341)	(24,541)
Sales and marketing (1) (2) (3)	(16,410)	(15,101)	(50,854)	(44,332)
Research and development (1) (2) (3)	(13,366)	(15,508)	(40,330)	(45,772)
Other losses (3)	(668)	(99)	(723)	(1,364)
Income (loss) from operation	2,872	(3,474)	2,977	(20,305)
Financial result, net	(600)	1,078	(1,203)	2,648
Equity results	0	281	2	989
Income (loss) before income tax	2,272	(2,115)	1,776	(16,668)
Total income tax	972	(264)	3,943	(249)
Net income (loss) for the period	3,244	(2,379)	5,719	(16,917)

(1) Includes share-based compensation expenses and related payroll taxes as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Subscription cost	(67)	(90)	(145)	(196)
Service cost	(123)	(105)	(456)	(349)
General and administrative	(1,723)	(1,497)	(6,302)	(4,919)
Sales and marketing	(1,091)	(967)	(3,076)	(3,336)
Research and development	(1,232)	(1,934)	(2,652)	(5,598)
Total	(4,236)	(4,593)	(12,631)	(14,398)

(2) Includes earn out expenses related to acquisitions as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Sales and marketing	(101)	-	(101)	-
Research and development	(67)	-	(67)	-
Total	(168)	-	(168)	-

(3) Includes amortization related to acquisitions as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
General and administrative	(4)	(5)	(12)	(13)
Sales and marketing	(296)	(302)	(895)	(903)
Research and development	(127)	(323)	(413)	(882)
Other expenses	-	-	-	(223)
Total	(427)	(630)	(1,320)	(2,021)

Total revenue

The components of our total revenue during the three and nine-month periods ended on September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
Subscription revenue	53,897	47,544	13.4%	158,244	132,078	19.8%
Services revenue	2,099	3,084	(31.9)%	6,941	8,718	(20.4)%
Total revenue	55,996	50,628	10.6%	165,185	140,796	17.3%

Total revenue for the three-month period ended September 30, 2024 was US$56.0 million, an increase of US$5.4 million, or 10.6% in US$ or 18.7% on an FX neutral basis, from US$50.6 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 9.5% in US$ or 17.1% on an FX neutral basis to US$4.4 billion for the three-month period ended September 30, 2024, from US$4.0 billion in the same period of 2023, which also led to higher revenues from transaction-based fees.

Total revenue for the nine-month period ended September 30, 2024 was US$165.2 million, an increase of US$24.4 million, or 17.3% in US$ or 20.6% on an FX neutral basis, from US$140.8 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 15.4% in US$ or 18.8% on an FX neutral basis to US$12.9 billion for the nine-month period ended September 30, 2024, from US$11.1 billion in the same period of 2023, which also led to higher revenues from transaction-based fees.

Total cost

The components of our total cost during the three and nine-month periods ended on September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
Subscription cost	(11,642)	(11,395)	2.2%	(35,023)	(32,948)	6.3%
Services cost	(2,636)	(3,625)	(27.3)%	(8,937)	(12,144)	(26.4)%
Total cost	(14,278)	(15,020)	(4.9%)	(43,960)	(45,092)	(2.5)%

Total cost for the three-month period ended September 30, 2024 decreased by US$0.7 million, or 4.9%, to US$14.3 million from US$15.0 million in the same period of 2023, mainly due to a decrease in total cost of services by US$1.0 million, partially offset by an increase in subscription cost by US$0.2 million.

Total cost for the nine-month period ended September 30, 2024 decreased by US$1.1 million, or 2.5%, to US$44.0 million from US$45.1 million in the same period of 2023, mainly due to a decrease in total cost of services by US$3.2 million, partially offset by an increase in subscription cost by US$2.1 million.

Gross profit

As a result of the above, our gross profit increased by US$6.1 million, or 17.2% to US$41.7 million for the three-month period ended September 30, 2024 from US$35.6 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 74.5% in the three-month period ended September 30, 2024 from 70.3% in the same period of 2023, mainly due to hosting cost efficiencies.

Our gross profit increased by US$25.5 million, or 26.7% to US$121.2 million for the nine-month period ended September 30, 2024 from US$95.7 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 73.4% in the nine-month period ended September 30, 2024 from 68.0% in the same period of 2023, mainly due to hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the three and nine-month periods ended on September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
General and administrative	(8,402)	(8,374)	0.3%	(26,341)	(24,541)	7.3%
Percentage of total revenue	(15.0)%	(16.5)%	-	(15.9)%	(17.4)%	-

Our general and administrative expenses remained stable at US$8.4 million for the three-month periods ended September 30, 2024 and 2023.

For the nine-month period ended September 30, 2024, our general and administrative expenses increased by US$1.8 million, or 7.3%, to US$26.3 million from US$24.4 million in the same period of 2023, primarily due to an increase in expenses related to compensation, including share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and nine-month periods ended September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
Sales and marketing	(16,410)	(15,101)	8.7%	(50,854)	(44,332)	14.7%
Percentage of total revenue	(29.3)%	(29.8)%	-	(30.8)%	(31.5)%	-

Our sales and marketing expenses increased by US$1.3 million, or 8.7%, to US$16.4 million for the three-month period ended September 30, 2024 from US$15.1 million in the same period of 2023, primarily due to an increase in expenses related to compensation, including share-based compensation.

For the nine-month period ended September 30, 2024, our sales and marketing expenses increased by US$6.5 million, or 14.7%, to US$50.9 million from US$44.3 million for the same period of 2023, primarily due to an increase in expenses related to marketing and events.

Research and development

Research and development expenses during the three and nine-month periods ended on September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
Research and development	(13,366)	(15,508)	(13.8)%	(40,330)	(45,772)	(11.9)%
Percentage of total revenue	(23.9)%	(30.6)%	-	(24.4)%	(32.5)%	-

Our research and development expenses decreased by US$2.1 million, or 13.8% to US$13.4 million for the three-month period ended September 30, 2024 from US$15.5 million in the same period of 2023, primarily due to a decrease in expenses related to compensation, including share-based compensation.

For the nine-month period ended September 30, 2024, our research and development expenses decreased by US$5.4 million, or 11.9%, to US$40.3 million from US$45.8 million in 2023, primarily due to a decrease in expenses related to compensation, including share-based compensation.

Financial results

The components of our financial results during the three and nine-month periods ended September 30, 2024 and 2023 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2024	September 30, 2023	Variation	September 30, 2024	September 30, 2023	Variation
Financial income	7,359	8,974	(18.0)%	26,803	25,573	4.8%
Financial expense	(7,959)	(7,896)	0.8%	(28,006)	(22,925)	22.2%
Financial result, net	(600)	1,078	n/a	(1,203)	2,648	n/a

Our financial result amounted to an expense of US$0.6 million for the three-month period ended September 30, 2024, compared to a revenue of US$1.1 million in the same period of 2023

Our financial result amounted to an expense of US$1.2 million for the nine-month period ended September 30, 2024, compared to a revenue of US$2.6 million in the same period of 2023

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income decreased by US$1.6 million, or 18.0%, to US$7.4 million for the three-month period ended September 30, 2024 from US$9.0 million in the same period of 2023, mainly due to (1) a decrease in interest and dividends earned on bank deposits and financial investments to US$2.1 million in September 30, 2024 from US$4.8 million in September 30, 2023 and; (2) a decrease in gains from fair value of financial instruments to nil in September 30, 2024 from US$1.2 million in September 30, 2023, which was partially offset by (3) an increase in gains from short and long-term investments to US$3.9 million in September 30, 2024 from US$1.8 million in September 30, 2023.

Financial income increased by US$1.2 million, or 4.8%, to US$26.8 million for the nine-month period ended September 30, 2024 from US$25.6 million in the same period of 2023, mainly due to the increase in interest and dividends earned on bank deposits and financial investments to US$12.6 million in September 30, 2024 from US$9.9 million in September 30, 2023, which was partially offset by a decrease in gains from fair value of financial instruments to US$0.2 million in September 30, 2024 from US$1.9 million in September 30, 2023.

Financial expense

Financial expense increased by US$0.1 million, or 0.8%, to US$8.0 million for the three-month period ended September 30, 2024 from US$7.9 million in the same period of 2023, mainly due to (1) an increase in foreign exchange losses to US$4.6 million in September 30, 2024 from US$1.7 million in September 30, 2023 and; (2) an increase in fair value losses from financial instruments to US$1.5 million in September 30, 2024 from US$0.3 million in September 30, 2023, which was partially offset by (3) a decrease in adjustment of hyperinflation to US$ 0.6 million in September 30, 2024 from US$5.4 million in September 30, 2023.

Financial expense increased by US$5.1 million, or 22.2%, to US$28.0 million for the nine-month period ended September 30, 2024 from US$22.9 million in the same period of 2023, mainly due to (1) an increase in foreign exchange losses to US$13.7 million in September 30, 2024 from US$9.4 million in September 30, 2023, (2) an increase in fair value losses from financial instruments to US$3.9 million in September 30, 2024 from US$ 1.0 million in September 30, 2023, which was partially offset by (3) a decrease in adjustment of hyperinflation to US$6.4 million in September 30, 2024 from US$10.2 million in September 30, 2023.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at September 30, 2024 and December 31, 2023:

	As at September 30, 2024
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	155,211	7,301	(278)	162,234

	As at December 31, 2023
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	90,249	5,052	(8)	95,293

Net income (loss) for the period

As a result of the above, our net income amounted to US$3.2 million for the three-month period ended September 30, 2024, compared to a net loss of US$2.4 million in the same period of 2023.

As a result of the above, our net income amounted to US$5.7 million for the nine-month period ended September 30, 2024, compared to a net loss of US$16.9 million in the same period of 2023.

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the nine months ended
(in US$ thousands)	September 30, 2024	September 30, 2023
Net cash provided by (used in) operating activities	14,497	(5,422)
Net cash provided by (used in) investing activities	(17,977)	30,294
Net cash used in financing activities	(685)	(27,214)
Net decrease in cash and cash equivalents	(4,165)	(2,342)

Net cash provided by (used in) operating activities

For the nine months ended September 30, 2024, our net cash provided by operating activities amounted to US$14.5 million, compared to US$5.4 million of cash used in the same period of 2023, primarily as a result of:

•
(1) a net income of US$5.7 million for the nine-month period ended September 30, 2024, compared to a net loss of US$16.9 million in the same period of 2023.
•
(2) working capital adjustments which consisted mainly of an increase in deferred revenue in the amount of US$17.9 million for the nine-month period ended September 30, 2024, compared to an increase of US$5.5 million in the same period of 2023. This was partially offset by an increase in trade receivables in the amount of US$19.1 million for the nine-month period ended September 30, 2024, compared to an increase of US$6.8 million in the same period of 2023, and an increase in recoverable taxes in the amount of US$1.6 million for the nine-month period ended September 30, 2024, compared to an increase of US$0.1 million in the same period of 2023.

Net cash provided by (used in) investing activities

For the nine-month period ended September 30, 2024, net cash used in investing activities amounted to US$18.0 million, compared US$30.3 million of net cash provided by investing activities in the same period of 2023, primarily as a result of (1) a decrease in the redemption of short and long-term investment to US$105.4 million for the nine-month period ended September 30, 2024, from US$139.5 million in the same period of 2023, and (2) an increase in the purchase of short-term investments to US$116.8 million for the nine-month period ended September 30, 2024, from US$112.4 million in the same period of 2023.

Net cash used in financing activities

For the nine-month period ended September 30, 2024, net cash used in financing activities amounted to US$0.7 million, from US$27.2 million in the same period of 2023, primarily as a result of the decrease of buyback of shares to nil for the nine-month period ended September 30, 2024, from US$25.1 million in the same period of 2023.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the nine-month period ended September 30, 2024 and 2023, amounted to US$1.7 million and US$0.3 million, respectively, representing 1.0% and 0.2% of our total revenue for the nine-month period ended September 30, 2024 and 2023, respectively.

We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of September 30, 2024, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and nongovernment debt securities. Because of the short-term maturities of our cash, cash equivalents and short-term investments, as of September 30, 2024, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment. As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the nine-month period ended September 30, 2024 and in the year ended December 31, 2023, 20.8% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of September 30, 2024 and in the year ended December 31, 2023, our assets were represented by 60.6% and 61.3% in U.S. dollars, 39.4% and 38.7% in other currencies. As of September 30, 2024 and in the year ended December 31, 2023, our liabilities, excluding our total shareholders’ equity, were represented by 9.7% and 11.7% in U.S. dollars, 90.3% and 88.3% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 5, 2024

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer